SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2006
BRANCH OF REGISTRATIONS AND 04 EXAMINATIONS

SECU 06005605 SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 45310

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Nationwide Planning Associates, Inc.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1 Paragon Drive
(No. and Street)

Montvale	**NJ**	**07645**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David M. Konits **(201) 476-0029**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **David M. Konits**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Nationwide Planning Associates, Inc., as

of **December 31**, **2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GARY SPIVAK
Notary Public, Bergen County, State of NJ
My Commission Expires October 02, 2008

Signature

Fin Op
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

NATIONWIDE PLANNING ASSOCIATES, INC.
Financial Statements
For the Year Ended
December 31, 2005
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Nationwide Planning Associates, Inc.

We have audited the accompanying balance sheet of Nationwide Planning Associates, Inc., as of December 31, 2005 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Planning Associates, Inc., as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 28, 2006
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

NATIONWIDE PLANNING ASSOCIATES, INC.
BALANCE SHEET
DECEMBER 31, 2005

ASSETS

		2005
Deposits with clearing brokers	$	150,367
Due from clearing broker dealer		36,732
Accounts receivable		134,039
Office furniture and equipment, net of accumulated depreciation of $79,023		106,458
Securities owned - warrants		51,780
Other assets		21,088
Total Assets	$	500,464

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Cash overdraft	$	303
Accounts payable		13,438
Accrued commissions		101,347
Accrued retirement plan contribution		10,561
Note payable to bank		38,306
Due to clearing broker dealer		10,309
Total Liabilities		174,264
STOCKHOLDERS' EQUITY		
Common stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding		10,100
Additional paid in capital		106,700
Retained earnings		209,400
Total Stockholders' Equity		326,200
Total Liabilities and Stockholders' Equity	$	500,464

The accompanying notes are an integral part of these financial statements.

NATIONWIDE PLANNING ASSOCIATES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2005

	2005
REVENUES	
Commissions	$ 3,891,951
Investment gains	30,780
Other	60,000
Total revenues	3,982,731
GENERAL AND ADMINISTRATIVE EXPENSES	
Employee compensation and benefits	563,890
Commissions	2,934,561
Communications	84,115
Occupancy	71,135
Interest	3,210
Other operating expenses	311,482
Total expenses	3,968,393
NET INCOME	$ 14,338

The accompanying notes are an integral part of these financial statements.

NATIONWIDE PLANNING ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

		2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	14,338
Adjustments to reconcile net loss to net cash used in operations:		
Unrealized gain on securities owned		(30,780)
Depreciation and amortization		20,048
Decrease in accounts receivable broker dealers		37,411
Decrease in accounts payable and accrued expenses		(64,292)
Decrease in other assets		5,000
Increase in due to clearing broker dealer		10,309
NET CASH USED IN OPERATING ACTIVITIES		(7,966)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of office furniture and equipment		(20,732)
NET CASH USED BY INVESTING ACTIVITIES		(20,732)
CASH FLOW FROM FINANCING ACTIVITIES		
Stockholder distributions		(41,538)
Proceeds from bank loan, net		6,115
NET CASH USED BY FINANCING ACTIVITIES		(35,423)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(64,121)
CASH AND CASH EQUIVALENTS (OVERDRAFT) BALANCE:		
Beginning of year		63,818
End of year	$	(303)

The accompanying notes are an integral part of these financial statements.

NATIONWIDE PLANNING ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2005

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2004	$ 10,100	$ 106,700	$ 236,600	$ 353,400
Net income			14,338	14,338
Distributions			(41,538)	(41,538)
Balance, December 31, 2005	$ 10,100	$ 106,700	$ 209,400	$ 326,200

The accompanying notes are an integral part of these financial statements.

NATIONWIDE PLANNING ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Nationwide Planning Associates, Inc. (the "Company"), is a New Jersey Corporation formed in October 1992. Its principal business activity is selling mutual funds, variable annuities and insurance products in the New York City metropolitan area.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD").

The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker-dealer (clearance agent) on a fully disclosed basis.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Office Furniture and Equipment: Office furniture and equipment are recorded at cost. Depreciation is provided by use of the straight-line method over the estimated useful lives of the respective assets ranging from five to seven years.

Income Taxes: The Company is taxed as an S corporation. Therefore the income or losses of the Company flow through to its stockholders and no income taxes are recorded in the accompanying financial statements.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Customer's securities transactions are reported on a settlement date basis, generally the third business day following the trade date. The effect of recording these transactions at settlement rather than trade-date basis is not material.

Securities Owned: Securities owned are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

NATIONWIDE PLANNING ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE B – NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $146,874, which was $135,256 in excess of its required net capital of $11,618 and its ratio of aggregate indebtedness to net capital was 1.2 to 1.0.

NOTE C – OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D – RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATION

Amounts receivable from broker-dealers and clearing organization at December 31, 2005 consist of the following:

Receivable from clearing organization	$ 36,732
Commissions receivable from broker-dealers	134,039
	$170,771

The Company has agreements with clearing brokers to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with these agreements, the Company is required to maintain deposits in cash or securities.

NOTE E – LEASE AGREEMENT

The Company leases office premises and automobiles under operating leases. The Company's commitment under operating leases is approximately the following:

2006	$ 78,000
2007	79,000
2008	77,000
2009	38,000
Total	$ 272,000

For the year ended December 31, 2005, rent expense amounted to approximately $71,000.

NATIONWIDE PLANNING ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE F – NOTE PAYABLE TO BANK

The Company has a line of credit with its bank for $55,000. The line bears interest at the prime rate plus 1.5% and is due on demand.

NOTE G – SECURITIES OWNED - WARRANTS

Securities owned consist of warrants to purchase shares of common stock.

NOTE H – RETIREMENT PLAN

The Company has a savings incentive match plan under section 408(p) of the Internal Revenue Code covering all eligible employees. Employer contributions to the plan for the year ended December 31, 2005 were $10,561.

SUPPLEMENTAL INFORMATION

SCHEDULE I
NATIONWIDE PLANNING ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2005

NET CAPITAL:

Total stockholders' equity	$ 326,200
Less nonallowable assets:	
Property and equipment	(106,458)
Other assets	(21,088)
Securities not readily marketable	(51,780)
	(179,326)
Net capital before haircuts	146,874
Less haircuts	-
Net capital	146,874
Minimum net capital required	11,618
Excess net capital	$ 135,256
Aggregate indebtedness	$ 174,264
Net capital based on aggregate indebtedness	$ 11,618
Ratio of aggregate indebtedness to net capital	1.2 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2005

Net capital as reported in Part IIA of Form X-17A-5	$ 111,594
Audit adjustments:	
To record commissions receivable, net of related commissions payable	59,279
To recognize 2005 retirement plan contribution	(10,561)
To record accounts payable	(13,438)
Net capital as stated above	$ 146,874

NATIONWIDE PLANNING ASSOCIATES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholders
Nationwide Planning Associates, Inc.

In planning and performing our audit of the financial statements of Nationwide Planning Associates, Inc., for the year ended December 31, 2005, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Nationwide Planning Associates, Inc., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 28, 2006
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC